Exhibit 99.2

Celulosa Arauco y Constitución S.A. Fourth Quarter 2011 Results March 7th, 2012

Interim Review Fourth Quarter 2011 Results

March 7th, 2012

To be a global leader in sustainable forestry and forest product development is the vision that has driven ARAUCO for more than 40 years. As a result of this clear focus, the company today is one of the major forestry businesses in Latin America in terms of forest ownership, plantations performance and manufacture of market woodpulp, sawn timber and panels.

Interim Review Fourth Quarter 2011 Results

March 7th, 2012

HIGHLIGHTS

•

Arauco’s consolidated sales reached U.S.$ 1,036.0 million during the fourth quarter of 2011, a decrease of 6.1% compared to the U.S.$ 1,103.7 million obtained in the third quarter of 2011. This decrease is mainly explained by lower average sales price of our pulp, panels and sawn timber divisions by 19.4%, 8.6% and 6.1% respectively.

•

During the fourth quarter of 2011, consolidated Adjusted EBITDA reached U.S.$ 364.6 million, an increase of 45.6% compared to the U.S.$ 250.4 million Adjusted EBITDA obtained during the third quarter of 2011

•

Arauco’s consolidated net income for the fourth quarter of 2011 reached U.S.$ 179.9 million, an increase of 121.3% compared to the U.S.$ 81.3 million obtained in the third quarter of the year, mainly explained by a 334.1% or U.S.$ 211.1 million increase in Other operating income.

•	Capital expenditures during the fourth quarter of 2011 reached U.S.$ 512.0 million, an increase of 85.8% when compared to the U.S.$ 275.6 million invested during the third quarter of 2011.

Key Figures

In U.S. Million	4Q 11	3Q 11	4Q 10	QoQ	YoY	FY 2011	FY 2010	YoY

Sales	1,036.0	1,103.7	1,034.0	-6.1%	0.2%	4,374.5	3,767.4	16.1%
Cost of sales	(768.8)	(758.0)	(656.1)	1.4%	17.2%	(2,908.5)	(2,298.2)	26.6%
Gross income	267.2	345.7	377.9	-22.7%	-29.3%	1,466.0	1,469.2	-0.2%
Operating income (1)	48.2	120.1	191.8	-59.9%	-74.9%	598.9	785.1	-23.7%
Net income	179.9	81.3	264.4	121.3%	-32.0%	620.8	700.7	-11.4%
Adjusted EBITDA	364.6	250.4	428.6	45.6%	-14.9%	1,307.7	1,390.5	-6.0%
Adjusted EBITDA mg.	35.2%	22.7%	41.5%	55.1%	-15.1%	29.9%	36.9%	-19.0%
CAPEX	512.0	275.6	298.4	85.8%	71.6%	1,165.0	688.3	69.3%
Net financial debt	2,897.4	2,675.4	2,405.7	8.3%	20.4%	2,897.4	2,405.7	20.4%
Capitalization (2)	10,243.5	10,004.7	10,290.1	2.4%	-0.5%	10,243.5	10,290.1	-0.5%
ROCE (3)	8.4%	4.4%	11.2%	92.1%	-25.3%	7.4%	8.1%	-8.5%

(1)	Operating income = Gross margin – Distribution costs – Administrative expenses
(2)	Capitalization = Financial debt + Shareholder’s Equity
(3)	ROCE = EBIT (1-tax) / Working capital + Fixed assets

Interim Review Fourth Quarter 2011 Results

March 7th, 2012

CONSOLIDATED INCOME STATEMENT ANALYSIS

Sales by Business Segment

In U.S. Million	4Q 2011		3Q 2011		4Q 2010

Pulp	499.1	48.2%	522.6	47.3%	520.8	50.4%
Panels	302.4	29.2%	346.0	31.4%	288.9	27.9%
Sawn Timber	180.6	17.4%	191.2	17.3%	173.6	16.8%
Forestry	47.7	4.6%	38.0	3.4%	45.2	4.4%
Others	6.2	0.6%	5.9	0.5%	5.5	0.5%

TOTAL	1,036.0	100%	1,103.7	100.0%	1,034.0	100%

Consolidated Sales

Arauco’s consolidated sales for the fourth quarter of 2011 reached U.S.$ 1,036.0 million, 6.1 % lower than the U.S.$ 1,103.7 million obtained during the third quarter of 2011, mainly due to lower sales of pulp, panels and sawn timber divisions which decreased 4.5%, 12.6% and 5.5% respectively, compared with the previous quarter.

Compared to the U.S.$ 1,034.0 million obtained in the fourth quarter of 2010, consolidated sales were 0.2% higher during the fourth quarter of 2011.

Sales by Business Segment 4Q 2011

(1)	Pulp division sales include Energy

Interim Review Fourth Quarter 2011 Results

March 7th, 2012

Production

During the fourth quarter of this year, production volume increased 16.2% in our pulp division, while production volume in our panel and sawn timber division decreased 7.0% and 3.2% respectively, when compared with the previous quarter. The main reason for the decrease of our panels production was due to a programmed maintainance stoppage in our panels mills in Argentina. The reason behind the increase in pulp production is twofold: First, the Nueva Aldea mill had a planned stoppage for a period of 5 weeks during the third quarter and second, during the fourth quarter Nueva Aldea had its expansion program complete.

Compared to the fourth quarter of 2010, production volume increased 23.4% in our pulp division, 13.8% in our panels division and decreased 10.6% in our sawn timber division.

Production by Business Segment

Interim Review Fourth Quarter 2011 Results

March 7th, 2012

EBITDA Composition

In U.S. Million	4Q 11	3Q 11	4Q 10	QoQ	YoY	FY 2011	FY 2010	YoY

Net Income	179.9	81.3	264.4	121.3%	-32.0%	620.8	700.7	-11.4%
(+) Financial costs	45.0	47.3	38.3	-4.9%	17.3%	196.4	207.5	-5.4%
(-) Financial income	(3.5)	(9.7)	(1.7)	-64.3%	100.0%	(24.6)	(15.8)	56.0%
(+) Income Tax	42.5	16.4	74.4	159.5%	-42.9%	152.5	198.0	-23.0%
EBIT(1)	263.9	135.2	375.3	95.2%	-29.7%	945.1	1,090.5	-13.3%
(+) Depreciation & amortization	60.2	55.9	66.5	7.7%	-9.5%	230.7	233.7	-1.2%
EBITDA(2)	324.1	191.1	441.8	69.6%	-26.6%	1,175.8	1,324.2	-11.2%
(+) Fair value cost of timber harvested	83.2	87.2	59.4	7.0%	40.0%	335.1	271.5	23.4%
(-) Gain from changes in fair value of biological assets	(57.4)	(57.6)	(74.8)	-0.4%	-23.3%	(229.9)	(221.5)	3.8%
(+) Exchange rate differences	14.7	29.6	2.2	-50.5%	573.8%	26.6	16.3	63.6%
Adjusted EBITDA	364.6	250.4	428.6	45.6%	-14.9%	1,307.7	1,390.5	-6.0%

(1)	EBIT: Earnings Before Interest and Taxes
(2)	EBITDA: Earnings Before Interest, Taxes, Depreciation and Amortization

EBITDA

Consolidated Adjusted EBITDA for the fourth quarter of 2011 was U.S.$ 364.6 million, 45.6% higher than the U.S.$ 250.4 million reached during the previous quarter. The main reason of this increase can be explained by the insurance claim received in November 2011, that corresponded to the balance of the total claim related to the February 27th, 2010 earthquake event.

Consolidated Adjusted EBITDA for the fourth quarter of 2011 was 14.9% lower than the U.S.$ 428.6 million reached in the same period of 2010.

Adjusted EBITDA Variation by Business Segment 3Q 11 - 4Q 11

(In U.S.$ Million)

Interim Review Fourth Quarter 2011 Results

March 7th, 2012

Operating Income

Arauco’s consolidated operating income during the fourth quarter of the year reached U.S.$ 48.2 million, a decrease of 59.9% compared to the U.S.$ 120.1 million obtained during the third quarter of 2011. This is explained mainly by lower sales of 6.1% or U.S.$ 67.7 million, as a result of an average decrease in sales price of our pulp, panels and sawn timber divisions by 19.4%, 8.6% and 6.1% respectively. This was partially offset by an increase in sales volumes of pulp by 18.1%.

During the fourth quarter of 2011, Arauco’s consolidated operating income was 74.9% lower than the U.S.$ 191.8 million reached in the same quarter of 2010. This is a consequence of an increase in cost of sales by 17.2% or U.S.$112.7 million and in selling and administration expenses by 17.7% or U.S.$ 32.9 million, partially offset by higher sales of 0.2% or U.S.$ 2.0 million.

Net Income

Net income for the fourth quarter of 2011 reached U.S.$ 179.9 million, an increase of 121.3% compared to the U.S.$ 81.3 million obtained in the third quarter of 2011. This is mainly explained by a 334.1% or U.S.$ 211.1 million increase in Other operating income. Under this item we include a net gain of U.S.$ 192.9 million that corresponds to the insurance claim due to business interruption after the February 27th, 2010 earthquake, net of asset write-offs and operational expenses of deteriorated or stopped mills, and is also explained by a 50.5% decrease in losses due to Exchange Rate Difference. The total increase in Net Income is partially offset by a decrease in Operating Income of 59.9%.

Compared to the U.S.$ 264.4 million obtained in the fourth quarter of 2010, consolidated net income was 32.0% lower during the fourth quarter of 2011, mainly due to an increase in cost of sales and selling & administration expenses by 17.2% and 17.7%, respectively.

Net Income Variation by Item 3Q 11 - 4Q 11

(In U.S.$ Million)

Operating income	=	Gross margin – Distribution costs – Administration expenses

Non operating income	=	Other operating income + Other operating expenses + Other income (loss) + Financial income + Financial costs + Participation in (loss) profit in associates and joint ventures accounted through equity method + Exchange rate differences

Interim Review Fourth Quarter 2011 Results

March 7th, 2012

REVIEW BY BUSINESS SEGMENT

1- Pulp Division

Pulp sales reached U.S.$ 480.8 million (net of energy sales) for the fourth quarter of 2011. a decrease of 4.8% compared to the previous quarter. This decrease was mainly due to lower average prices of 19.4%. and partially offset by higher sales volume of 18.1%.

When compared with the U.S.$ 509.5 million (net of energy sales) reached in the same quarter of 2010, pulp sales decreased 4.2%. This decrease is mainly explained by lower average prices of 19.1%. and partially offset by higher sales volume of 16.6%.

During the last quarter of 2011 world pulp prices reached its lowest level in the year, and maybe the lowest of this economic downturn. The main reasons behind this decline were a lower demand in Europe and an oversupply in Asia, credit restrictions in China and a generalized uncertainty about the market. All these factors made the more active pulp markets to play more cautious and prioritize existing inventories and lower spot buy, in hopes of better upcoming prices. Paper production was stable in Asia and North America, however, in Europe there was a Sharp decline because of lack in demand.

At the end of the fourth quarter, China had an increase in demand in order to recover trader and paper manufacturer inventory levels. After a couple of months with buy restrictions and consuming inventory, paper producers commenced buying pulp at normal levels, also driven by expectations of higher price levels or expectations of pulp prices having bottomed. Some pulp producers offered big volumes that had been stocked during the previous months trying to manage the price declines, and even shifting volumes from Europe to a China, with an increasing demand. Prices of such offers were approximately US$20 to US$40 under market price, which was already at a low price level. Credit restrictions coming from the Chinese government continued during all the fourth quarter, however, in December the authorities announced a reduction in its credit restrictions. Paper inventories also declined and pressure over prices eased too. Albeit paper demand was not active, producers had a relatively positive quarter due to a decline in cost of raw materials, especially pulp, which depending on paper grades it may add up to 70% of total cost. Other Asian countries such as Korea, Taiwan and Japan had stable demand for pulp and paper, and taking advantage of low pulp prices they had an important increase in margins.

Europe had a hard quarter, without showing any signs of recovery. Paper demand continued down in almost all grades: Most producers had to cut production, shutting mills during days and even weeks in December. This was seen even with tissue producers despite its growth rate in Europe. Lack of paper demand and low productions levels reduced demand for pulp, however the most negative effect for the pulp market was caused by integrated paper producers that cut paper production without stopping its pulp capacity and consequently adding additional pulp supply to the European and some Asian markets. Such situation mainly affected pine long fiber pulp, the most common pulp grade produced in that region. As opposed to the Asian market, there were no clear signs of recovery for the pulp market in Europe, being the economic uncertainty one of the main drivers.

North America did not show significant change, yet only towards the end of the quarter there were some signs of economic recovery but did not reflect in more demand of pulp or paper. Latin America continued with good levels of demand and prices, much higher than the rest of the markets.

Production of our mills normalized, achieving the highest production of the year during the fourth quarter, and despite adverse market conditions it was the quarter with the highest sales of the year.

Interim Review Fourth Quarter 2011 Results

March 7th, 2012

2- Sawn Timber Division

Compared to the U.S. $191.2 million sold during the third quarter of 2011, sawn timber sales decreased by 5.6% during the fourth quarter, reaching sales of U.S. $180.6 million. This decrease was mainly due to lower average prices of 6.1%. partially offset by higher sales volume of 0.5%.

When compared with the same period of 2010, sawn timber and remanufactured wood products sales increased 3.7% or U.S.$ 6.4 million, mainly due to an increase in average prices 13.3% and partially offset by lower sales volume of 8.5%.

The real estate and construction sectors in the United States continue without a significant change during the fourth quarter of 2011. The housing starts index reached 657,000 units. Current construction levels are still at low levels if compared to the historical average. During the fourth quarter of 2011 prices for our molding and timber products did not have significant variance when compared to the previous quarter.

During the fourth quarter of 2011 markets have shown a downward trend, especially in Asia. As a consequence, this brought a drop in sales prices and volumes in China, Korea, Japan and Taiwan.

Since past December there has been a decrease in log inventories in China, which is driving prices and more demand for wood. This could positively affect the market for wood at the end of the first quarter of 2012.

3- Panels Division

Panel’s sales reached U.S.$ 302.4 million in the fourth quarter of this year, an decrease of 12.6% when compared to the U.S.$ 346.0 million obtained in the third quarter of 2011. This decrease was mainly explained by lower average prices of 8.6% and lower sales volume of 4.3%.

Panel sales were 2.1% higher than the U.S.$ 296.3 million reached during the fourth quarter 2010. This increase in sales can be explained by higher average prices 9.4% partially offset by a decrease in sales volume of 6.7%.

The Panels business closed its fourth quarter of the year with an 15.6% increase in sales to end-clients, when compared to the same period of 2010. On the other hand, sales volume for this period increased 6.3% compared to the fourth quarter of 2010. During this quarter prices for panels continued its recovery followed by an increase in sales volume.

Plywood sales to end-clients showed an increase in sales volume of 26%, driven by more shipments to Europe and Asia, in particular Japan, where prices also had strong increases. In the United States there was an increase in sales volume but a slight decline in prices.

MDF’s sales volume had a small increase of approximately 2% compared to the same period of last year, explained by a higher demand from the United States and Mexico, along with an increase in sales in South America and Asia, with Japan increasing its demand for this product.

In terms of hard board panels, sales dropped by 1% compared to the same period of year 2010.

Our MDF moldings had a drop in sales volume of approximately 10% mainly caused by the continuous fragile North American housing market. Nonetheless, during year 2011 we started selling our MDF moldings to the European market. Despite the drop in sales volume, prices benefitted with a 3% increase in prices.

Interim Review Fourth Quarter 2011 Results

March 7th, 2012

BALANCE SHEET ANALYSIS

Assets

Current Assets

Current assets reached U.S.$ 2,462.7 million at the end of the fourth quarter of 2011, a decrease of 6.5% or U.S.$ 170.4 million compared to the U.S.$ 2,633.0 million obtained in the third quarter of 2011. When compared with the U.S.$ 3,152.1 million reached in the same period last year, there was a decrease of 21.9% or U.S.$ 689.5 million.

•	Cash and cash equivalents:

At the end of the fourth quarter of 2011 our cash balance reached U.S.$ 315.9 million, a decrease of 16.3% or U.S.$ 61.6 million when compared to the U.S.$ 377.5 million reached in the previous quarter, mainly due to the payment of dividends of U.S.$ 90.8 million.

When compared to the same quarter 2010, there was a decrease of 69.7% or U.S.$ 727.9 million. This was mainly due to the payment of U.S.$ 387 million from our Yankee bonds due in September 2011 and an increase in Capex investments of 69.3% or U.S.$ 476.7 million when comparing year 2011 with 2010.

•	Accounts receivables:

Accounts receivables reached U.S.$ 740.4 million during the fourth quarter of 2011, a decrease of 9.3% or U.S.$ 75.5 million compared to the third quarter of the year. When compared to the same quarter of 2010, accounts receivables decreased 4.4% or U.S.$ 33.9 million.

Non Current Assets

Non current assets reached U.S.$ 9,995.1 million at the end of the fourth quarter of 2011, an increase of 4.3% or U.S.$ 410.3 million compared to the third quarter of 2011. When compared with the U.S.$ 9,354.2 million reached in the same period last year, there was an increase of 6.9% or U.S.$ 640.8 million.

Interim Review Fourth Quarter 2011 Results

March 7th, 2012

Financial Debt

Arauco’s consolidated financial debt as of December 31, 2011 reached U.S.$ 3,213.3 million, an increase of 5.3% or U.S.$ 160.5 million when compared to September 2011. This increase is mainly explained by a U.S.$ 200 million long term bank loan received in December.

When compared to December 2010, our financial debt decreased 6.9% or U.S.$ 236.3 million. This was mainly due to the payment of Yankee bonds by U.S.$ 387.0 million due in September 2011.

Our consolidated net financial debt increased 8.3% or U.S.$ 222.0 million when compared with September 2011. Compared with the same quarter of 2010, our consolidated net financial debt increased 20.4% or U.S.$ 491.7 million.

Financial Debt

In U.S. Million	December 2011	September 2011	December 2010

Short term financial debt	244.5	271.9	540.1
Long term financial debt	2,968.8	2,780.9	2,909.4
TOTAL FINANCIAL DEBT	3,213.3	3,052.8	3,449.6

Cash and cash equivalents	315.9	377.5	1,043.8
NET FINANCIAL DEBT	2,897.4	2,675.4	2,405.7

Financial Debt Profile

(In U.S. Million)

Interim Review Fourth Quarter 2011 Results

March 7th, 2012

FINANCIAL RATIOS

Financial Ratios

	4Q 11		3Q 11		4Q 10		FY 2011		FY 2010
Profitability
Gross margin	25.8%		31.3%		36.5%		33.5%		39.0%
Operating margin	4.7%		10.9%		18.5%		13.7%		23.9%
Adjusted EBITDA margin	35.2%		22.7%		41.5%		29.9%		36.9%
ROA (EBIT / Total assets)	8.6%		4.3%		12.1%		7.7%		9.1%
ROCE (EBIT x (1-tax rate) / (Working capital+Fixed assets)(1)	8.4%		4.4%		11.2%		7.4%		8.1%
ROE (Net income / Equity)	10.3%		4.6%		15.7%		8.9%		10.6%

Leverage
Interest coverage ratio (EBITDA / Financial costs)	8.1	x	5.3	x	11.2	x	6.7	x	6.7	x
Net financial debt / EBITDA	1.9	x	2.7	x	1.4	x	2.1	x	1.8	x
Financial debt / Total capitalization(1)	31.4%		30.5%		33.5%		31.4%		33.5%
Net financial debt / Total capitalization(1)	28.3%		26.7%		23.4%		28.3%		23.4%
Financial debt / Shareholders’ equity	46.3%		44.5%		51.2%		46.3%		51.2%
Net financial debt / Shareholders’ equity	41.8%		39.0%		35.7%		41.8%		35.7%

(1)	Capitalization = Total financial debt + Equity

Interim Review Fourth Quarter 2011 Results

March 7th, 2012

FOURTH QUARTER AND SUBSEQUENT EVENTS

In January Arauco achieved its lowest yields ever in the international bond market

On January 4th, 2012, Arauco issued a 144 A / Reg S bond in the U.S. market for U.S.$ 500 million. The bond was issued at a yield of 4.938% with a maturity of 10 years bullet, with a spread of 295 bps over the UST-10. This yield is also the lowest ever reached by Arauco in the international market.

The net proceeds of this bond is being used to refinance a portion of outstanding debt and for general corporate purposes.

January 2012 wildfires

Commencing on December 31, 2011 wildfires, exacerbated by high temperatures and strong winds, broke out in the Eighth Region of Chile. The fires destroyed our Nueva Aldea plywood mill and approximately 7,000 hectares of our forest plantations. The affected forest plantations represent approximately 0.7% of our total forest plantations. Our Nueva Aldea plywood mill, which represented an investment of approximately U.S.$110 million, had an annual production capacity of 450,000 cubic meters, representing approximately 14.2% of our total panel production capacity, and 2% of Consolidated Net Income.

We have started with our studies to rebuild this plant, and we expect to start up in approximately 24 months.

Panel mill Acquisition in Moncure, U.S.A.

In January, 2012, Arauco Panels USA, one of our U.S. subsidiaries, acquired an industrial facility in Moncure, North Carolina. The facility includes medium-density fiberboard (MDF) and high-density fiberboard (HDF) production lines with annual production capacity of up to 330,000 cubic meters, a particleboard (PBO) production line with annual production capacity of up to 270,000 cubic meters and two melamine product production lines.

Interim Review Fourth Quarter 2011 Results

March 7th, 2012

FINANCIAL STATEMENTS

Consolidated Income Statement

In U.S. Million	4Q 11	3Q 11	4Q 10

Revenue	1,036.0	1,103.7	1,034.0
Cost of sales	(768.8)	(758.0)	(656.1)
Gross Income	267.2	345.7	377.9
Other operating income	274.3	63.2	202.5
Distribution costs	(103.0)	(118.8)	(89.0)
Administrative expenses	(116.0)	(106.8)	(97.1)
Other operating expenses	(38.6)	(20.2)	(12.0)
Other income (loss)	(0.0)	0.0	(0.1)
Financial income	3.5	9.7	1.7
Financial costs	(45.0)	(47.3)	(38.3)
Participation in (loss) profit in associates and joint ventures accounted through equity method	(5.4)	1.8	(4.7)
Exchange rate differences	(14.7)	(29.6)	(2.2)
Income Before Income Tax	222.4	97.7	338.7
Income tax	(42.5)	(16.4)	(74.4)
Net Income	179.9	81.3	264.4
Profit attributable to parent company	(0.4)	78.2	5.0
Profit attributable to non-parent company	180.3	3.1	259.4

For more details on Arauco’s financial statements. please refer to www.svs.cl or www.arauco.cl

Interim Review Fourth Quarter 2011 Results

March 7th, 2012

Consolidated Balance Sheet

In U.S. Million	4Q 11	3Q 11	4Q 10

Cash and cash equivalents	315.9	377.5	1,043.8
Other financial current assets	0.0	0.0	2.9
Other current non-financial assets	207.2	221.2	177.1
Trade and other receivables. net	740.4	815.9	774.3
Related party receivables	70.2	87.5	18.1
Inventories	795.1	819.1	727.5
Biological assets. current	281.4	258.1	344.1
Tax receivables	37.2	39.7	50.1
Non-current assets clasiffied as held for sale	15.3	14.1	14.1
Total Current Assets	2,462.7	2,633.0	3,152.1
Other non-current financial assets	1.2	0.0	53.4
Other non-current and non-financial assets	99.9	66.9	52.4
Non-current receivables	7.3	8.2	12.0
Investments accounted through equity method	886.7	606.3	498.2
Intangible assets	17.6	17.5	11.1
Goodwill	59.1	59.8	66.2
Property. plant and equipment	5,324.2	5,198.4	5,088.7
Biological assets. non-current	3,463.2	3,498.7	3,446.9
Deferred tax assets	135.9	128.8	125.3
Total Non-Current Assets	9,995.1	9,584.8	9,354.2
TOTAL ASSETS	12,457.7	12,217.8	12,506.3

Other financial liabilities. current	249.0	276.6	554.7
Trade and other payables	397.1	401.8	362.2
Related party payables	9.8	11.0	9.2
Other provisions. current	8.6	8.1	5.8
Tax liabilities	145.0	59.5	62.9
Current provision for employee benefits	3.3	3.2	3.3
Other current financial liabilities	219.2	224.2	211.0
Total Current Liabilities	1,031.9	984.2	1,209.1
Other non-current financial liabilities	2,969.0	2,787.6	2,909.4
Other non-current provisions	9.7	8.8	7.6
Deferred tax liabilities	1,256.2	1,330.3	1,369.5
Non-current provision for employee benefits	36.1	34.5	36.0
Other non-current financial liabilities	124.6	120.6	134.2
Total Non-Current Liabilities	4,395.6	4,281.7	4,456.7
Non-controlling participation	90.5	95.2	108.4
Net equity attributable to parent company	6,939.6	6,856.7	6,732.2
TOTAL LIABILITIES AND EQUITY	12,457.7	12,217.8	12,506.3

For more details on Arauco’s financial statements. please refer to www.svs.cl or www.arauco.cl

Interim Review Fourth Quarter 2011 Results

March 7th, 2012

Consolidated Statement of Cash Flows

In U.S. Million	4Q 11	3Q 11	4Q 10

Collection of accounts receivables	959.5	1,372.7	1,218.2
Collection from insurance claims	268.6	0.0	192.2
Payments of suppliers and personnel (less)	77.0	69.1	52.7
Other expenses paid (less)	(863.7)	(1,099.8)	(867.8)
Dividends and other distributions received	0.0	(0.0)	10.5
Interest paid and received	(21.8)	(61.2)	(38.0)
Income tax paid	(34.0)	(30.0)	(10.3)
Other (outflows) inflows of cash. net	(1.0)	(0.3)	(2.6)
Net Cash Provided by (Used in) Operating Activities	384.6	250.5	554.9
Capital Expenditures	(512.0)	(275.6)	(298.4)
Other investment cash flow	19.9	16.4	14.0
Net Cash Provided by (Used in) Investing Activities	(492.1)	(259.1)	(284.4)
Proceeds from short-term borrowings	495.3	155.7	54.7
Repayments of borrowings	(355.4)	(464.6)	(76.1)
Dividens paid	(90.8)	(4.3)	(102.0)
Other inflows of cash. net	(3.2)	0.4	0.7
Net Cash Provided by (Used in) Financing Activities	45.9	(312.9)	(122.7)
Total Cash Inflow (Outflow) of the Period	(61.6)	(321.5)	147.8
Effect of exchange rate changes on cash and cash equivalents	0.0	(22.2)	6.5
Cash and Cash equivalents. at beginning of the period	377.4	721.2	889.5
Cash and Cash equivalents. at end of the period	315.9	378.2	1,043.8

For more details on Arauco’s financial statements. please refer to www.svs.cl or www.arauco.cl

DISCLAIMER

This news release may contain forward-looking statements concerning Arauco’s future performance and should be considered as good faith estimates by Arauco. These forwardlooking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties. many of which are outside Arauco’s control. which could materially impact Arauco’s actual performance.

Readers are referred to the documents filed by Arauco with the United States Securities and Exchange Commission. specifically the most recent filing on Form 20-F which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to Arauco on the date hereof. and the Arauco assumes no obligation to update such statements. References herein to “U.S. $” are to United States dollars. Discrepancies in any table between totals and the sums of the amounts listed are due to rounding. This report is unaudited.

For further information. please contact:

José Luis Rosso

jose.rosso@arauco.cl

Phone: (56-2) 461 7221

Paola Sánchez

paola.sanchez@arauco.cl

Phone: (56-2) 461 7494

Francisca Birke

francisca.birke@arauco.cl

Phone: (56-2) 461 7293